

August 1, 2012

Via E-mail
Curt Hansen
Chief Executive Officer
CH Real Estate II, Inc.
175 South Main Street, Suite 1500
Salt Lake City, UT 84111

Re: CH Real Estate II, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 19, 2012
File No. 333-179424

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis…, page 15

Results of Operations, page 15

1.   We note your response to comment 7 of our letter dated July 12, 2012, in which you have revised your disclosure to indicate that the Company loaned $69,000 to an unrelated third party on February 14, 2012 and removed disclosure that you purchased the property. Please revise your disclosure to identify the third party, explain how you came to loan money to this party and the business purpose of this loan. Please also revise to provide more details regarding the loan agreement and file the agreement as an exhibit.

2.   We note that you borrowed $37,000 from your founder to purchase a residential property approximately one month after loaning $69,000 to a third party to purchase another residential property. Please revise your prospectus to describe whether you intend to be in the business of loaning money to other real estate investors. If so, please describe how you intend to identify potential borrowers and provide details regarding your process for underwriting such loans, including without limitation your policies regarding borrower qualifications, loan-to-value ratios, interest rates and loan terms.

Plan of Operations, page 16

3.   We note your response to comment 8 of our letter dated July 12, 2012 and we reissue our prior comment in part. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

4.   We note your revised disclosure on page 16 which indicates that you recouped your $69,000 investment in South Carolina, plus interest. Please revise to provide details regarding your investment in South Carolina and the interest you earned or revise to clarify, if true, this reference is to your loan relating to the property in North Carolina.

Recent Developments, page 19

5.   You state on page 19 that as of July 12, 2012 the property was under contract to be sold. Please revise to clarify which property is under contract, quantify the contract price and provide the closing date.

6.   We note you indicate on page 19 that you recouped the $69,000 investment plus interest. Please revise to (i) clarify if this investment refers to the February loan, (ii) quantify the amount of interest you received and (iii) provide the interest rate and the term of the loan.

Note 1: Background Information and Summary of Significant Accounting Policies

Revenue and Cost Recognition, page F-8

7.   Please revise to disclose the nature of the costs that are accumulated and recognized as expense in the period that the sale is complete, and how you considered ASC 970-340 and ASC 970-360 in your capitalization policy. Also, revise to disclose how you measure your investments in real estate properties and how you considered ASC 970-360-35-3.

Consolidated Statements of Cash Flows, page F-13

8.   Please revise your cash flow statement to present your investment in real estate as an investing cash outflow and not as part of operating activities or tell us why this is not necessary.

Item 15. Recent Sales of Unregistered Securities, page II-1

9.   We note your response to comment 16 of our letter dated July 12, 2012 in which you indicate that you plan to file a Form D in the future. Please file the Form D as promptly as possible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at 202-551-3414 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: David M. Rees
        Via E-mail